                                    October 5, 2021

Ms. Nasreen Mohammed and Mr. Joel Parker
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:        Carriage Services, Inc.
        Form 10-K filed March 2, 2021
        Form 8-K filed July 30, 2021
             File No. 001-11961

Ladies and Gentleman:
On behalf of Carriage Services, Inc. (“we,” “our” or the “Company”), I hereby submit the Company’s response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”), with respect to the Company’s (i) Form 10-K for the fiscal year ended December 31, 2020 filed with the Commission on March 2, 2021 (the “Form 10-K”), and (ii) Current Report on Form 8-K furnished to the Commission on July 30, 2021 (the “Form 8-K”), as set forth in your letter dated September 22, 2021 addressed to Steven D. Metzger, General Counsel and Secretary of the Company (the “Comment Letter”).
We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff’s comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company’s goal is to resolve the Staff’s comments in a timely manner that is acceptable to the Staff.
For your convenience, our responses are prefaced by the text of the Staff’s comments in bold/italicized text below.
Form 8-K filed July 30, 2021
General
1.Throughout your press release, we note multiple Non-GAAP financial measures were described as "record" performance while their respective most directly comparable GAAP measures had no such descriptions or were omitted. We note your headline “Record Second Quarter” while you reported a GAAP net loss for the quarter. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comments and would like to bring to the Staff’s attention that our inclusion of these Non-GAAP financial measures are intended to provide investors greater transparency, including as it relates to any impacts of COVID-19 on our performance, and to facilitate an additional means for investors of analyzing our results and performance. We further acknowledge the GAAP equivalent to the Non-GAAP financial measure with respect to our second quarter results was not presented with the same prominence on the headline of the earnings released furnished as Exhibit 99.1 to the Form 8-K.

Accordingly, we respectfully acknowledge the Staff’s comments and the Company confirms that it will revise future filings on Forms 8-K, including future earnings releases contained in such future Form 8-K filings, to present any Non-GAAP financial measures along with the most directly comparable GAAP measures with equal or greater prominence in headlines and in other parts of the earnings release as required consistent with Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

2.In your second quarter and first half 2021 comparative performance highlights and various tabular disclosures you present numerous non-GAAP measures without providing the comparable GAAP measures with equal or greater prominence. As an example, the highlights on page one and two omit GAAP measures such as net income margin, funeral operating income and cemetery operating income. Another example is your Carriage High Performance Transformation table, which does not present any GAAP measures except revenues. Please revise to include the comparable GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comments and would like to bring to the Staff’s attention that our inclusion of these Non-GAAP financial measures are intended to provide investors greater transparency, including as it relates to any impacts of COVID-19 on our performance, and to facilitate an additional means for investors of analyzing our results and performance. The Company confirms that it will revise future filings on Forms 8-K, including future earnings releases contained in such future Form 8-K filings, to present any Non-GAAP financial measures along with the most directly comparable GAAP measures with equal or greater prominence in the comparative highlights, tabular disclosures and in other parts of the earnings release as required consistent with Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

3.In your reconciliations of net income (loss) to adjusted net income, on page 22, the special item adjustments are net of tax. Please revise your reconciliations to reflect the impact of income taxes as a separate adjustment and to explain how the tax impact is calculated. Refer to Question 102.11 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comments and the Company confirms that it will revise our reconciliation of net income (loss) to adjusted net income in future filings on Forms 8-K, including future earnings releases contained in such future Form 8-K filings, to reflect the special items before tax and show the impact of income taxes as a separate adjustment consistent with Question 102.11 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. In addition, we will continue to explain in a footnote underneath the table how the tax impact is calculated.
We hope this letter is responsive to your comments and requests for information. If you have any questions regarding the foregoing, please contact me at (713) 332-8441 or Steven D. Metzger, the Company’s General Counsel, at (713) 332-8424.
                                Sincerely,

By: /s/ C. Benjamin Brink
C. Benjamin Brink
Executive Vice President, Chief Financial Officer, and Treasurer

cc: Steven D. Metzger, Executive Vice President, General Counsel and Secretary, Carriage Services, Inc.
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